Exhibit 99.1

Electra Meccanica to Attend the 12th Annual LD Micro Main Event in Los Angeles, California on December 10, 2019

VANCOUVER, British Columbia, Nov. 25, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that management will attend the 12th Annual LD Micro Main Event in Los Angeles on December 10th, 2019.

Ms. Bal Bhullar, CFO of ElectraMeccanica, will host one-on-one meetings throughout the day at the event and is scheduled to present as follows:

12th Annual LD Micro Main Event
Date: Tuesday, December 10, 2019
Presentation Time: 11:20 a.m. Pacific time
Location: Luxe Sunset Boulevard Hotel, Track 3 (11461 Sunset Blvd., Bel Air, CA 90049)
Webcast: http://wsw.com/webcast/ldmicro17/solo/

Conference participation is by invitation only and registration is mandatory. For more information, or to schedule a one-on-one meeting, please contact your LD Micro representative.

Interested in driving a SOLO?
ElectraMeccanica recently announced the opening its first retail kiosk in the highly trafficked Westfield Century City Shopping Mall in Los Angeles, California to showcase its all-electric, single-seat SOLO. The kiosk will be open during the 2019 Holiday Season from 10:00 a.m. to 9:00 p.m. Pacific time daily, starting Black Friday, November 29, 2019 through Sunday, January 5, 2020. Potential customers will have the opportunity to view, drive and place pre-orders for the much-anticipated SOLO, which will be released in 2020. To book a test drive at Century City kiosk, please visit the following link:  https://electrameccanica.com/test-drive/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built, single-seat electric vehicle called the SOLO.  This vehicle will revolutionize commuting, delivery and shared mobility.  The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released November 25, 2019